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Exhibit 12.1

Atkore International, Inc.

Computation of ratio of earnings to fixed charges

Our ratio of earnings to fixed charges for each of the periods indicated (dollars in millions):

	Period from Dec. 23, 2010 through March 25, 2011	Period from Sept 25, 2011 through December 22, 2010	2010	2009	2008	2007	2006
Earnings:
Income (loss) from continuing operations before income taxes	(9)	(3)	20	(1,004)	289	118	265
Amortization of capitalized interest expense	—	—	—	—	—	—	—
Capitalized interest	—	—	(1)	(1)	—	—	—
Fixed charges, as below	14	12	52	46	30	16	31

Total earnings, as defined	5	9	71	(959)	319	134	296

Fixed charges:
Interest expense, net of capitalized portion	13	11	48	41	26	12	27
Capitalized interest	—	—	1	1	—	—	—
Rental expense, representative of interest	1	1	3	4	4	4	4

Total fixed charges, as defined	14	12	52	46	30	16	31

Ratio of earnings to fixed charges	0.4	0.8	1.4	(20.8)	10.6	8.4	9.5

ESTIMATE OF INTEREST WITHIN RENTAL EXPENSE
Total rent expense	3	3	10	12	12	12	11
Estimated percentage (based on SEC guidance)(a)	33%	33%	33%	33%	33%	33%	33%

Estimated interest within rental expense	1	1	3	4	4	4	4

Earnings were inadequate to cover total fixed charges by	(9)	(3)		(1,005)

(a)
One third of rent expense is deemed to be representative of interest.

        For purposes of calculating such ratios, 'earnings' consist of operating income (loss) before income taxes plus fixed charges and amortization of capitalized interest less capitalized interest. Fixed charges consist of interest expense, amortization of debt issuance costs, capitalized interest, and an estimation of the portion of rent expense representative of the interest component within rent expense.

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  Exhibit 12.1